Filed by North Fork Bancorporation, Inc.
                                      Pursuant to Rule 425 under the Securities
                                      Act of 1933
                                      Subject Company:  Dime Bancorp, Inc.
                                      Commission File No. 001-13094

FOR IMMEDIATE RELEASE                 INVESTOR:   DANIEL M. HEALY
                                                  EXECUTIVE VICE PRESIDENT
                                                  CHIEF FINANCIAL OFFICER
                                                  631-844-1258

                                      PRESS:      KEKST AND COMPANY
                                                  ROBERT D. SIEGFRIED
                                                  212-521-4832


                 NORTH FORK EXTENDS DIME OFFER, RESPONDS TO
                          RECENT DIME DISCLOSURES


MELVILLE, N.Y. - MAY 26, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) announced today that, in accordance with its previously disclosed intention, it officially extended its pending exchange offer to acquire Dime Bancorp, Inc., until June 30, 2000. To date, approximately 12.5 million Dime common shares have been tendered. "We noted with skepticism Dime's recent announcement regarding the pursuit of a 'strategic transaction'," stated John Adam Kanas, Chairman, President and Chief Executive Officer. "We are particularly intrigued by the vagueness of their process and we remain completely unconvinced that it will produce a sale of the company," he said.

"By claiming to undertake this process, we believe Dime is attempting to convince its shareholders that it is 'doing the right thing' in order to generate shareholder support at the upcoming Dime annual meeting. However, we are convinced there is a genuine risk that Dime will hide behind its newly initiated 'merger discussion process' through the annual meeting, after which it will eventually announce that it was unable to come to terms with any third party concerning a transaction. By tendering your shares to North Fork and voting to 'withhold authority' for the Dime's director nominees at the meeting, shareholders can send a strong and unequivocal message to the Dime Board of Directors that you want to see Dime sold now, that you do not want Dime to remain independent, and that Dime should engage in good faith merger negotiations with all interested parties, including North Fork, " said Mr. Kanas. "We encourage the Dime shareholders to vote to 'withhold authority' on any proxy card you receive in order to have your vote against Dime management recorded and to tender your shares now," he said.

North Fork said that it expects to be sending out proxy materials shortly to solicit votes from Dime shareholders to withhold authority for Dime's director nominees.

North Fork also indicated that it made yet another request to be involved in Dime's self-described strategic option process and has not been invited to participate in that process despite this request. "Their refusal to include all parties into their process underscores their ongoing insincerity toward the entire matter," said Mr. Kanas.

Investors and security holders are advised to read North Fork's registration statement and tender offer statement with respect to its exchange offer for Dime common stock, North Fork's preliminary proxy statement with respect to North Fork's proposed solicitation of proxies from Dime stockholders in connection with Dime's 2000 annual meeting of stockholders, and any amendments or supplements to any of such documents (when they become available), because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the exchange offer registration statement, the tender offer statement, the proxy statement, any amendments or supplements to any of such documents (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., Inc. toll-free at 1-800-755-7250.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in North Fork's preliminary proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on May 22, 2000, with respect to its proposed solicitation of proxies from Dime stockholders in connection with Dime's 2000 annual meeting of stockholders.